Ms. Jeanne Baker

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:   File No. 1-7233

Dear Ms. Baker:

We received your communication dated March 5, 2009, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2008, Form 10-Q for the periods ended September 30, 2008 and December 31, 2008 and Schedule 14A filed April 21, 2008.  For your ease, the review questions raised have been repeated below immediately followed by the Company’s response.

Form 10-K -- June 30, 2008

Item 1A.   Risk Factors,  page 6

2.

In future filings, please provide the risk factor disclosure required by Item 503(c) of Regulation S-K.  The risk factor disclosure should address all of the material risks that you face, explain how the risks affect you and include for each risk factor a sub-caption that succinctly describes the risk.

Response

Commencing with the Annual Report on Form 10-K for the year ending June 30, 2009, we will provide the risk factor disclosure required by Item 503(c) of Regulation S-K which disclosure will address all of the material risks that the company faces, explain how the risks affect the company and include for each risk factor a sub-caption that succinctly describes the risk.

Item 3.   Legal Proceedings, page 7

3.

Please tell us why you have not included in your legal proceedings disclosure the Administrative Order of Consent with the U.S. Environmental Protection Agency referenced in your “Discontinued Operations” discussion on page l8.  Please refer to Item 103 of Regulation S-K.

Response

Item 103 of Regulation S-K requires a description of any material pending legal proceedings other than ordinary routine litigation incidental to the business of the registrant or any of its subsidiaries.

Instruction 5 to Item 103 of Regulation S-K requires, in relevant part, the disclosure relating to environmental protection proceedings if one of the following situations exists:

(a)

If the proceeding is material to the business or financial condition of the registrant.

(b)

If the proceeding involves primarily a claim for damages, or involves potential monetary sanctions, capital expenditures, deferred charges or charges to income and the amount involved, exclusive of interest and costs, exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.

(c)

If a governmental authority is a party to the proceeding and the proceeding involves potential monetary sanctions.  There is an exception: if the registrant reasonably believes that the proceeding will result in either no monetary sanctions, or in monetary sanctions of less than $100,000 (exclusive of interest and costs).

The Administrative Order on Consent referenced in our “Discontinued Operations” discussion on page 18, (the “AOC”) was not material to the business or financial condition of our company because the recorded environmental loss contingency for the removal of various PCB-contaminated materials and soils at the site was never expected to exceed $5.0 million.  Further, it involved remediation of a location at which the registrant no longer conducts any of its business operations.  As a result it was not material to the business or financial condition of the registrant.

The AOC did not result in any claim for damages, monetary sanctions (potential or otherwise), capital expenditures, deferred charges or charges to income which exclusive of interest and costs exceeded 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.  The original recorded contingency for the remediation work was $2.0 million and was never expected to exceed $5 million.  After substantial completion of the site work the final loss recognized was $4 million.  None of these changes reflected any claim for damages, monetary sanctions (potential or otherwise), capital expenditures, deferred charges or charges to income which, exclusive of interest and costs, exceeded 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis for the respective periods.

The AOC did not involve potential monetary sanctions as it was a voluntary AOC between the registrant and the EPA.  Further, the registrant does not reasonably believe that the proceeding will result in any monetary sanctions, as the registrant has, and at the time was, fully complying and cooperating with the EPA and the terms of the AOC.  The Securities and Exchange Commission, Division of Corporation Finance stated in its response to a Letter of Inquiry of Thomas A. Cole, June 17, 1989, that “the costs incurred pursuant to a remedial agreement entered into in the normal course of negotiation with EPA will not be viewed as “sanctions” within the meaning of Item 103, Instruction 5(C).”  The only costs incurred by the registrant in connection with the AOC were and are costs incurred pursuant to the remedial agreement.

Item 6.   Selected Consolidated Financial Data, page 10

4.

We have the following comments on your presentation of EBIT and EBITDA.

•

We note that you are excluding income (loss) from discontinued operations from EBIT and EBITDA.  Question 14 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures clearly states that EBIT is defined as “earnings before interest and taxes” and EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.”  The term “Earnings” is intended to mean net income rather than income from continuing operations.  To the extent EBIT and EBITDA are not computed as commonly defined, please revise the titles you use.

•

You indicate that the ratio of total debt to EBITDA illustrates to what degree you have borrowed against earnings.  Please revise to clarify what you mean by this since EBITDA does not equate to GAAP earnings.

•

With regard to your presentation of both EBIT and EBITDA, it does not appear that you have fully complied with the disclosure requirements set forth in Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please revise your disclosures accordingly.

Response

•

We believe that the Company’s calculation of EBIT and EBITDA from continuing operations provides a more complete view of our operations as such operations are currently structured.  In future filings we will change our disclosures to more clearly identify that the Company’s calculation of such measures are based on income from continuing operations (“EBIT” (from continuing operations)” and “EBITDA (from continuing operations)”).  We will also add the following disclosure to reflect this change:

	Year 1	Year 2	Year 3	Year 4	Year 5
EBIT (from continuing operations)	$	$	$	$	$
EBITDA (from continuing operations)	$	$	$	$	$

•

When we disclosed that the ratio of total debt to EBITDA is an indicator of our degree of borrowing against earnings, we intended to convey that measuring EBITDA as a percentage of total debt could be one indicator of a Company’s leverage and ability to fund required debt service obligations.  As we do not specifically disclose the ratio of EBITDA to total debt, we will remove the wording from future filings.

•

We have reviewed the requirements set forth in Question 8 of the Staff’s frequently asked questions regarding the use of Non-GAAP financial measures, and upon further review, we will modify our disclosures related to the use of these non-GAAP measures to contain the following information.

o

Requirements:

o

The economic substance behind management's decision to use such a measure.

o

The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

o

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Proposed Additional Disclosure:  “We disclose EBIT (from continuing operations) and EBITDA (from continuing operations) because these measures are used by management to analyze profitability between our different segments, as well as other companies and industries, by eliminating the effects of financing (i.e., interest) and capital investments (i.e., depreciation and amortization).  Internally, these non-GAAP measures are also used by management for planning purposes; for allocating resources to enhance financial performance; for evaluating the effectiveness of operational strategies; and for evaluating the Company's capacity to fund capital expenditures and expand our business.  The amortization of acquired intangibles limits the comparability of our operations to prior years and such amortization may limit comparability to future periods as well.  We’ve excluded depreciation from this measure of profitability because (i) by definition, EBITDA excludes depreciation and (ii) our different segments have different capital requirements and are at different stages of maturity, and as such, removing depreciation assists management in assessing profitability and allocating resources. ”

o

Requirements:

o

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

o

The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Proposed Additional Disclosure:  “There are material limitations associated with non-GAAP financial measures because these non-GAAP measures exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures to evaluate our financial results.  Because discontinued operations, interest expense, income taxes as well as amortization and depreciation comprise a significant portion of our operations these items are evaluated separately by management.  We do not consider EBIT (from continuing operations) and EBITDA (from continuing operations) to be substitutes for performance measures calculated in accordance with GAAP.  Instead, we believe that EBIT (from continuing operations) and EBITDA (from continuing operations) are useful performance measures which should be considered in addition to those measures reported in accordance with GAAP.  In addition, the non-GAAP financial measures indicated herein may be different from, and therefore may not be comparable to, similar measures used by other companies.  The Company believes these non-GAAP financial measures provide important supplemental information to management and investors.  These non-GAAP financial measures reflects an additional way of viewing aspects of the Company's operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provide an understanding of factors and trends affecting the Company's business and results of operations.”

5.

We note that you have presented operating cash flows from continuing operations within your

Selected Financial Data.  While the presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows which reflects management’s decision as to the use of these cash flows and the external sources of capital used.  The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management.  Therefore presentation of one part of a cash flows statement should be avoided.  Sec FRC 202.3 and revise your disclosures accordingly.

Response

We will revise the disclosures in Item 6 to comply with FRC 202.3.  In particular, presentation of only one part of a cash flow statement will be avoided.

References to cash flow in future filings of item 6 will appear as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Net cash provided by operating activities – continuing operations	$	$	$	$	$
Net cash provided by operating activities – discontinued operations	$	$	$	$	$
Net cash provided by investing activities – continuing operations	$	$	$	$	$
Net cash provided by investing activities – discontinued operations	$	$	$	$	$
Net cash provided by financing activities – continuing operations	$	$	$	$	$
Net cash provided by financing activities – discontinued operations	$	$	$	$	$
Effect of exchange rate changes on cash	$	$	$	$	$

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations,

page 11.

6.

We note your discussion of the impact of the current business environment.  We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment.  We believe that you should provide detailed rather than general disclosures regarding these risks and exposures.  For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly income from operations.  You should also discuss whether there are further risks related to the recoverability of your assets, including goodwill and other intangible assets.

Response

In the past, we have attempted to find sources of pertinent quantitative data that convey the future financial direction and risks to the Company.  However, as a diverse company comprised of 13 operating units that provide highly specialized niche products to more than ten major end user segments in 16 different countries, we have been either unable to find published data or the data that is published is not relevant to many of the unique end user markets served by our business units.  For example, our Hydraulics Products segment sells most of its hydraulic cylinders to a portion of the “Class 8 tractor-trailer” market which consists of truck chassis on which dump bodies are mounted.  While data for the broad Class 8 tractor-trailer market exists, the segment of the market which we serve represents less than 5% of the total market, and serves a different set of end users than the great majority of the broader market.  Similarly, a significant portion of the sales of the Engraving segment are to the auto industry.  However, our sales correlate to the number of different vehicle models produced, and not to the number of vehicles actually built and sold.  Data concerning the latter is readily available, while data concerning the former is not.  Where a major model platform for which we have contracted to provide engraving services is delayed or cancelled, we have in the past disclosed that fact if the impact on us could be material.  Where relevant external data is available, as is the case for the Air Distribution Products (“ADP”) segment, where we believe there is a correlation of that segment’s performance to U.S. housing starts, we have used data as part of our discussion of the business unit.

We will continue to seek additional quantitative measures, both internal and external, which correlate to the performance of our business units.  We also recognize the obligation to seek and disclose non-quantitative information regarding developments in the business environment which could materially impact our revenues and correspondingly, our income from operations.  Any future discussion of such impacts will include, where material, a discussion of the risks related to the recoverability of goodwill and other intangible assets.

In reviewing your letter and our filings, we have concluded that it would be appropriate for us to better explain in our future MD&A filings how management assesses the future performance of the business.  We would thus expect that in the future, the paragraph which we presently include in the Overview section of the MD&A which reads, “There are a number of key external factors other than general business and economic conditions that can impact the performance of our business.  The key factors affecting each business are described below in the segment analysis,” be amended to include the following:

“Because of the diversity of the Company’s businesses, end user markets and geographic locations, management does not use specific external indices to predict the future performance of the Company, other than general information about broad macroeconomic trends.  Each of our individual business units attempts to identify trends other than general business and economic conditions which are specific to their businesses, and which could impact on their performance.  Those units report any such information to senior management, which uses it to the extent relevant to assess the future performance of the Company.  A description of any such material trends is described below in the applicable segment analysis.”

We would also note that at the time the 10-K for fiscal 2008 and the 10-Q for the first quarter of fiscal 2009 were filed, the Company did not see trends which foretold the downturn which has subsequently occurred.  We pointed out in the MD&A discussion in both of those filings that the markets for both the ADP and Hydraulics Products segments was weak, and in the segment analysis for the ADP Group, we presented the housing start data that explained the weakness in that business.  Through the filing date of the 10-Q for the quarter ended September 30, 2008, sales in our other three segments, which account for over 75% of the sales of the Company, held up, and specific trends indicating the downturn had not yet developed.  As a result, we did not feel that material risks or trends existed that required disclosure.  We have subsequently noted that the economic recession is impacting us.  We acknowledge that the depth of the downturn will require specific disclosure of any material risks and expected trends.

Liquidity and Capital Resources, page 19

7.

Please provide a more comprehensive discussion of your cash flows from operating activities.  In this regard, provide more context to your statement that “The increase is largely attributable to a combination of improved operating activities and the continued focus on improving working capital management.”

Response

Future filings will provide a more comprehensive explanation of changes in the Company’s cash flow from operating activities.  In this regard, our 2008 disclosure of changes to the Company’s operating cash flow performance would read as follows:

“Changes in working capital during 2008 contributed to $3.9 million of increases to operating cash flows.  Income from continuing operations in 2008 (net of non cash expenses for depreciation, amortization, and stock compensation) generated an additional $8.8 million of operating cash flow when compared to the same period in 2007.  The changes in working capital reflect increased collection of receivable totaling $6.3 million and better inventory turns generating $8.6 million in additional cash flow, offset by $9.9 million in additional payments to our vendors.”

8.

Please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Response

Future filings will provide an expanded liquidity discussion addressing the impact to current and future cash flows.  During the preparation of our form 10-K in the summer of 2008, the Company had not been significantly impacted by the current recession and therefore did not provide an expanded liquidity discussion surrounding the current global economic crisis.  We anticipate that our March 31, 2009 disclosure of liquidity would be expanded to read substantially as follows:

“Our customer base in the food service equipment, automotive, U. S. residential housing and general industrial sectors have all experienced difficult recessionary market conditions.  These recessionary trends have caused a reduction in our sales volume.  To offset the impact of the reduced sales volume, management has implemented a number of cost reduction and cash management initiatives that will save the Company in excess of $20.0 million annually.  We have reduced total headcount in the U.S. by over 20% since the beginning of our fiscal year, eliminated management bonuses for FY2009, temporarily suspended company contributions to the U.S. (non-union) 401(k) programs, achieved significant material cost reductions from a broad cross section of our suppliers and have completed or are in the process of consolidation of 7 manufacturing facilities in the US.  In addition, we have reduced our level of capital expenditures and increased our emphasis on working capital management.  In the area of working capital management, we improved our days sales outstanding from XX days to XX days and increased days payable outstanding from XX days to XX days as of March 31, 2009.  We anticipate that these efforts will provide us with sufficient near term liquidity.  We believe that the $XX.X million available under our current revolving credit facility provides us with sufficient capacity to meet our liquidity needs.”

We believe that our existing liquidity disclosures, supplemented with the proposed disclosures indicated in item 9 below, relating the maturity dates, interest rates, and financing intent upon maturity of long-term debt are sufficiently detailed to provide readers an understanding of the Company’s liquidity position.

9.

We note your credit facility agreement contains certain covenants including funded debt to EBITDA and EBIT to interest expense.  It also appears that your institutional investor agreements contain various covenants.  For each class of debt, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date.  In addition, if it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response

The covenants of our institutional investor agreements are substantially similar to those of our revolving credit facility.  While we did not state such in our liquidity and capital resources discussion, we were in compliance with these covenants.  Revised disclosures in this area will read as follows:

“Our funded debt agreements both contain certain covenants including maintaining a maximum funded debt to EBITDA ratio of 3.5 to 1 and a minimum EBIT to interest expense ratio of 3.0 to 1.  As of June 30, we were in compliance with all debt covenants in these agreements.”

In light of the heightened awareness of any company’s ability to secure future financing and comply with its debt covenants we will disclose the required and actual ratios and we will consider disclosing the specific computations used to arrive at such ratios as of each reporting date if it is reasonably possible that we will not be in compliance with our material debt covenants.

Contractual Obligations, page 2l

10.

We note that you estimated interest payments based upon the effective interest rates as of June 30, 2008.  Ensure future filings include the impact of your interest rate swap agreements that you entered into in July 2008.

Response

The calculation of interest payments in future filings will be based on an effective rate which takes into account the impact of our interest rate swaps.  Footnote #1 of the contractual obligations table will be revised in future filings to read:

“Estimated interest payments are based upon effective interest rates (including the impact of all interest rate swaps) as of June 30, 200X.”

Critical Accounting Policies, page 22

11.

In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:

•

The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•

If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response

We will provide a more comprehensive disclosure in the areas identified.  In particular, we will disclose the reporting units at which goodwill was tested, material assumptions used including quantitative data surrounding the discount rate used, and any changes in methodologies from previous years.  We have not disclosed specific quantitative data surrounding working capital cash conversion rates, or capital expenditure allocations as these amounts vary each year in our five year discounted cash flow analysis and vary across each of our 13 different reporting units.  We feel that disclosing such ranges would not be meaningful.  In the future, when a specific quantitative measure is used globally throughout our impairment testing (such as the use of a discount rate or terminal growth rate) or when a quantitative measure is highly sensitive, we will disclose such information.  Our impairment testing remained relatively unchanged from prior years’ methodologies.  We would anticipate that our filing at June 30, 2008 in this area would have read substantially as follows:

“We have identified our reporting units for goodwill for impairment testing as our thirteen operating segments.  These thirteen operating segments are aggregated into our five reporting segments as disclosed in footnote 17.

Our impairment testing at each reporting unit relied on assumptions surrounding general market conditions, short-term growth rates, and terminal growth rates ranging from 3.5% to 4%, and management forecasts of future cash flows.  Fair values are determined primarily by discounting estimated future cash flows at an estimated cost of capital of 11.2%. Estimated future cash flows are based on a detailed cash flow forecast prepared by the relevant reporting unit. The discounted cash flows are supplemented with additional valuation techniques, such as market comparables.  A 100 basis point change in the discount rate or terminal growth rate would not have resulted in an impairment in any reporting unit.”

Item 8.   Financial Statements and Supplementary Data

General

12.

You indicate on page 21 that you are self insured for your medical plans.  Please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to, medical insurance.  Please also disclose each risk for which you do not have excess loss limits.  Please also quantify the dollar amount of your self insurance accruals for each period presented.

Response

At June 30, 2008, our accrual for self-insured medical liabilities was $1.5 million.  Given materiality, we do not feel that this liability warrants separate disclosure in the footnotes to the financial statements, but we will revise MD&A in future filings to reflect details of our self-insured medical plans.  We would anticipate that our future filings beginning with the Annual Report on Form 10-K for the year ending June 30, 2009 in this area would read as follows:

“Approximately 40% of our employees are covered under the Company’s self-insured medical programs.  The Company does not have aggregate excess loss limits on its self-insured medical policy; however individual incidents covered by the plan are subject to loss limits of $0.2 million per incident.  At June 30, the Company had a self-insured medical accrual of $X.x million.”

Note 17.    Industry Segment Information, page 5l

13.

As indicated on page 2 of your filing, it appears that you are aggregating operating segments.  If true, and in accordance with paragraph 26a of SFAS 131, please disclose this fact herein.  Furthermore, if you are aggregating operating segments into your Food Service Equipment reportable segment, please identify those operating segment and provide us a comprehensive response that demonstrates how you meet the aggregation criteria of paragraph 17 of SFAS 131.  Ensure you provide sales and gross profit information for each aggregated operating segment for the last five years and address any discrepancy in the trends that they depict.

Response

•

You are correct that we do aggregate operating segments into certain of our reportable segments.  We will revise the introductory paragraph of this footnote as follows:

“The Company has determined that it has five reportable segments organized around the types of product sold:

o

Food Service Equipment – an aggregation of seven operating segments that include manufacturing and selling commercial food service equipment.

o

Air Distribution Products – manufacturing and selling metal duct and fittings for residential HVAC systems.

o

Engraving – an aggregation of our North American and International engraving operating segments which provide mould texturizing, roll engraving and process machinery for a number of industries.

o

Hydraulics – manufacturing and selling single and double acting telescopic and piston rod hydraulic cylinders.

o

Engineered Products – a combination of two operating segments that are not reportable that provide customized solutions in the fabrication and machining of engineered components for the aerospace, energy and aviation markets and the manufacturing and selling of electrical components.”

We aggregate seven operating segments within the Food Service Equipment Group (“FSEG”) reporting segment:

o

Master-Bilt Products - refrigerated cabinets, merchandising cases, refrigeration systems and walk-in coolers, and freezers.

o

Nor-Lake, Incorporated - walk-in coolers and freezers, refrigeration systems, and refrigerated cabinets to meet food service and scientific needs.

o

APW Wyott, American Permanent Ware, Bakers Pride, and BevLes - commercial ovens, griddles, char broilers, toasters and merchandisers used in cooking, toasting, warming, and merchandising food.

o

BKI - commercial rotisseries, pressure fryers, ovens, merchandising cases and baking equipment.

o

American Foodservice - custom-fabricated food service counters, buffet tables and cabinets.

o

Federal Industries - custom engineered heated and refrigerated merchandising cases.

o

Procon Products - rotary vane pumps used in beverage and industrial fluid handling applications.

We believe that the operating segments within FSEG contain similar economic characteristics as defined by paragraph 17 of SFAS No. 131.  We have included within Appendix A a five year summary of financial information of each of the individual operating segment’s economic characteristics including sales, gross margin and gross margin as a percentage of revenues.  Specifically, we have noted that the five year average gross-margin for the FSEG is 30%, and as indicated in Appendix A, each of the divisions’ gross margin as a percentage of revenues are in a very narrow range of the FSEG average.  The Company acknowledges that Federal Industries has a somewhat higher gross margin than the other six divisions within FSEG, however, we believe this division is economically similar to the other FSEG divisions considering the totality of all of the qualitative and quantitative economic characteristics.  Further, we respectfully submit that Federal Industries is among the smaller divisions and would not be a separate reportable segment under the quantitative guidance of paragraph 18 of SFAS No. 131.

In addition to the considerations of historical gross margin, we have considered the perspective of expected future performance.  Based on those considerations, management has concluded that these seven divisions are expected to have similar economic characteristics in the future.  In arriving at this conclusion management has considered long-term growth rates, general economic conditions impacting the food service industry, as well as competitive, operating and financial risks related to each division.  Management has historically operated the seven divisions autonomously; however, as indicated below, management has, in recent years, begun to leverage shared services and to capture synergies between the divisions.  As the seven divisions become more integrated, management would expect the economic similarities of the seven divisions to continue to increase over the long-term.

Further, we have considered the aggregation criteria of paragraph 17 of SFAS No. 131 as follows:

a.

The nature of the products and services - Each of the divisions within FSEG sell food service equipment to the food service industry.

b.

The nature of the production processes – Each of the divisions within FSEG produce product, according to similar manufacturing process (in some cases in shared facilities).

c.

The type or class of customer for their products and services – The customers of the FSEG include very large national commercial food service companies, retail chains, restaurants, and convenience stores.  Each of the divisions sell to all of these type of customers via similar distribution channels.

d.

The methods used to distribute their products or provide their services – Each of the divisions sell their product through similar distribution channels, including manufacturer representatives, dealers and buying groups

e.

The nature of the regulatory environment – Divisions within the FSEG fall under the same regulatory environments for example National Food Safety (NFS), UL and CSA regulatory standards.

We would point a number of ongoing efforts that would justify our conclusions surrounding this aggregation including:

•

Utilizing the same sales channel including manufacturer representatives, dealers and buying groups.

•

Leveraging customer relationships between divisions to increase our share of their total purchases.

•

The sharing of sales information and market intelligence across the FSEG.

•

Presenting a single face to customers including a shared exhibit area at trade shows.

•

Establishment of FSEG wide sales rebate programs to incentivize customers to buy products across FSEG divisions.

•

The co-branding of end user products between multiple FSEG divisions.

•

The consolidation of purchases for metal commodities, and other raw materials commonly used across many divisions in the group.

•

The continued consolidation of manufacturing facilities within FSEG into a shared facility in Mexico.

•

A common freight sourcing and transport program that leverages similarities among each division’s products.

•

The sharing of support functions including common receivable collection efforts and shared engineered resources.

Appendix A is being submitted to the Staff on a confidential, supplemental basis only pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and is not to be filed with or deemed part of this letter or any other filing by the Company.  The supplemental letter is accompanied by a letter by the Company's general counsel requesting confidential treatment of the supplemental information and the return of the supplemental information to the Company promptly following the conclusion of the Staff's review.

Note 18.    Quarterly Results of Operations, page 52

14.

Please also present your net income (loss) for each quarter presented.  See Item 302 of Regulation S-K.

Response

We will update note 18 in future filings to include a presentation of net income (loss) for each quarter presented.  Our future filings in this area would read as follows:

	First	Second	Third	Fourth
Net Sales	$	$	$	$
Gross Profit	$	$	$	$
Income from Continuing Operations	$	$	$	$
Net Income	$	$	$	$
Earnings Per Share
Basic
Diluted

Item 9A.    Controls and Procedures, page 54

15.

We note that your disclosure controls and procedures are “effective.”  However, your disclosure does not provide the full definition of “disclosure controls and procedures,” as defined in Rule 13a-l5(e) of the Exchange Act.  Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Response

This will confirm that the registrant’s disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by our company in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We will provide the following Controls and Procedures disclosure as defined in Rule 13a-15(e) of the Exchange Act in future filings:

For Annual Report on Form 10-K

Item 9A.  Controls and Procedures

The management of the Company including its Chief Executive Officer, and Chief Financial

Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of June 30, 20__, that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is  (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company’s internal control over financial reporting identified in connection with management’s evaluation that occurred during the fourth quarter of our fiscal year (ended June 30, 20__) that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

For Quarterly Reports on Form 10-Q

Item 4.  Controls and Procedures

At the end of the period covered by this Report, the management of the Company, the Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act Rule).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of __________________ in ensuring that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is  (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

Further, there was no change in the internal controls over financial reporting during the quarterly period ended _______________ that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Exhibit 31 – Certifications

16.

We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the June 30, 2008 Form 10-K, September 30, 2008 Form l0-Q and December 31, 2008 Form l0-Q.  Please remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

Response

We will remove the titles of the certifying individuals in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in all future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

General

17.

Please address the above comments in your interim filings as well, as applicable.

Response

Responses for to comments as they relate to interim filings are incorporated into the above responses for annual filings.

DEFINITIVE PROXY STATEMENT FOR 2008 ANNUAL MEETING OF

STOCKHOLDERS

Executive Compensation, page 7

Compensation Discussion and Ana1ysis, page 7

Principles of Executive Compensation Program, page 8

18.

We note that you use published surveys provided by Watson Wyatt to set base salaries, total cash compensation, and total direct compensation for your named executive officers.  This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  In future filings, if you engage in benchmarking, in addition to identifying the benchmarks, please identify the component companies by name.  Please refer to Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website (www.sec.gov).

Response

If we use the surveys provided by Watson Wyatt for benchmarking purposes, or otherwise engage in benchmarking, we will, in future filings, identify the benchmarks and will also identify by name any component companies against which we benchmark, whether such companies are included in survey data that we use, or otherwise.

Annual Incentive Bonus, page 10

19.

Regarding the strategic goals, with a view towards future disclosure, please tell us how you determined that these goals were fully or partially met.  In doing so, please quantify the actual results for each goal to the extent they are quantifiable.  Please note that we may have additional comments based on your response.

Response

Our strategic goals are quantifiable in some cases, but may not be in others.  Where the strategic goals are not directly quantifiable, the Committee establishes goals that are sufficiently precise and detailed to enable it to make a subjective measurement of performance which closely approximates the extent to which the qualitative goals have been met.  In the future, we will provide information sufficient to allow a fuller understanding of how the Committee determines the extent to which a strategic goal has been met, where it cannot be measured against quantitative criteria, and will use a tabular format to present performance that can be measured against quantitative goals.  The following represents a more robust disclosure of how this year’s measures of performance were determined.  It is also intended to serve as an example of how we would address non-quantitative strategic goals in the future.

“To determine the extent to which the strategic goals were met, the Committee, at its meeting in July following the end of the fiscal year, reviewed information describing the performance of the Company with respect to each of the strategic goals and evaluated actual performance against the targets, which were established by the Committee in the Balanced Performance Plan (“BPP”) for the year.  In conducting this review, the Committee determined that two of the goals, the achievement of a funded debt/EBITDA ratio of less than 3.0 and the successful conversion of the Company’s defined benefit pension plan to a defined contribution arrangement, had been fully met.

With respect to the goal of implementing a measurable set of “lean manufacturing” improvements, the Committee reviewed the actual improvements made during the year, as presented in writing to the Committee, against criteria that had been established and set forth in the BPP.  Based upon this evaluation, the Committee determined that this strategic goal had been 80% met.  With respect to the strategic goal of developing an engineering and purchasing infrastructure that would allow the Company to sustain consistent reductions in strategic sourcing costs and would specifically deliver at least $4 million in measureable procurement cost savings in fiscal 2008, the Committee reviewed data which documented more than $4 million in procurement cost savings, and reviewed the progress made in establishing a permanent infrastructure.  Based upon this review, the Committee determined that this strategic goal had been 90% met.”

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed the points sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/   Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO